UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities
and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-
2]






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1. Investment Company Act File Number:

811- 06259
Date examination completed:
August 20, 2013
2. State identification Number:


AL
AK
AZ
AR
CA
C O

CT
DE
D C
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
M E
MD
MA
MI
MN

M S
M O
MT
NE 47-0741659
NV
NH

NJ
N M
NY
N C
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3. Exact name of investment company as specified in registration statement:
Stratus Fund, Inc.
4 .   Address of principal executive office (number, street, city, state, zip code):

6811 S 27th St.
Lincoln, NE 68512




INDEPENDENT ACCOUNTANTS REPORT
To the Board of Directors of
Stratus Fund, Inc.
Lincoln, Nebraska

We have examined management's assertion included in its representation letter dated August 20, 2013, that Adminisystems, Inc. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, as of June 30, 2013, and that no material inadequacies as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934 existed at such date. Management is responsible for maintaining effective internal control over the transfer agent and registrar functions. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management's assertion and performing such other procedures as we considered necessary in the circumstances to evaluate the internal control over the transfer agent and registrar functions, using the objectives set forth in Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934. Those objectives are to provide reasonable, but not absolute, assurance that securities and funds are safeguarded against loss from unauthorized use or disposition and that transfer agent activities are performed promptly and accurately. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, material inadequacies, as defined in Rule 17Ad-13(a)(3), may occur and not be detected. Also, projections of any evaluation of the internal control over the transfer agent and registrar functions to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Adminisystems, Inc. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, and that no material inadequacies existed, as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, as of June 30, 2013, is fairly stated, in all material respects, based on the criteria established by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the board of directors and management of Adminisystems, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





August 20, 2013
Omaha, Nebraska




MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH CERTAIN PROVISIONS OF THE
INVESTMENT COMPANY ACT OF 1940

We, as members of management of Stratus Fund, Inc. (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2013 and from February 28, 2013 (the date of the last examination) through June 30, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2013 and from February 28, 2013 through June 30, 2013, with respect to securities reflected in the investment account of the Fund.



_________________________
Jon Gross
President and Chief Executive Officer
August 20, 2013



_________________________
Jeff Jewell
Vice President and Chief Financial Officer
August 20, 2013